UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

Amendment No. 1

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GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

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POWER SMOOTHIE CAFE FRANCHISING, INC.

(Name of Small Business Issuer in its charter)

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Florida (State or other jurisdiction of incorporation or organization)	45-0501547 (I.R.S. Employer Identification Number)

4383 N.W. 124th Avenue

Coral Springs, Florida 33065

(Address, including zip code, of principal executive office)

(888) 818-7693

(Issuer’s telephone number)

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Securities to be registered pursuant to Section 12(b) of the Act: None

Name of Exchange on which

each class is to be registered:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

Statements that describe our future operating performance, financial results, plans, objectives, strategies, or goals are forward-looking statements. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond our control. Accordingly, actual results could differ materially from those contemplated by the forward-looking statements.

The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. We cannot guarantee that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements.

Item 1. Description of Business.

Power Smoothie Cafe Franchising, Inc. (referred to herein as the “we,” “us” or “Power Smoothie”) is a Florida corporation. Our franchised stores sell high-quality gourmet fitness smoothies, (a smoothie is a thick drink which may contain fruit, fruit juices, supplements, yogurt, milk products, vitamins and minerals) tropical smoothies, low calorie smoothies, coffee smoothies and coffees, protein shakes, breakfast items including omelets and breakfast sandwiches, power oatmeal, (power oatmeal is oatmeal that contains fruit, nuts, supplements, vitamins or minerals or any combination thereof) fresh salads and gourmet fresh pita sandwiches, lettuce wraps, toasted wraps and water, soda, energy drinks and supplements to our customers from retail outlets.

Our company was incorporated in Florida on October 21, 2002 as Power Smoothie Cafe Franchising, Inc. On May 29, 2003 we amended our Articles of Incorporation to increase the maximum number of authorized common shares to 100,000,000 having a par value of $ 0.001. We have never changed our name and we do not have any subsidiaries. Our Articles of Incorporation, Amendment to Articles, By-Laws and Exemplar Stock Certificate are attached hereto as Exhibits 3.1, 3.2, 3.3, and 4.1 respectively.

Overview

We sell high quality gourmet fitness smoothies, tropical smoothies, low calorie smoothies, coffee smoothies and coffees, protein shakes, breakfast items including omelets and breakfast sandwiches, power oatmeal, fresh salads and gourmet fresh pita sandwiches, lettuce wraps, toasted wraps and water, soda, energy drinks and supplements from franchised retail stores. We expect to open our first company-owned store in 2007. Our immediate goal is to capitalize on the success of our existing stores with a new national franchisee program that will help us expand the Power Smoothie name into new domestic markets. All of our store locations will continue to focus on our core business concepts: consistently providing freshly prepared local foods in a quick service and casual atmosphere. We currently have 12 locations all within Florida and are expecting to open 4 locations in Texas in 2007. We do not operate any company-owned stores at this time. We have entered into an agreement with an outsourced distributor for the delivery of all products to all of our franchisees. We derive income from sales of master franchise agreements, fees based on gross sales in franchised stores, and mark-up of product delivered to our franchised retail stores.

As a smaller company which has embarked upon a national rollout plan, we believe we have to address our competition with highly refined drink preparation systems, specialized training procedures which we plan to expand by opening our own training facility in 2007, and excellent consistent performance.

Franchised Retail Stores

Our portfolio of stores includes 12 franchised retail outlets; within our portfolio of stores available to the company and our potential franchisees we offer three distinctly different store footprints designed for flexibility and compatibility within different development and retail venues:

•	stand-alone store.
•	stand alone store with inside seating.
•	kiosk type outlet with or without seating bar

Store Design and Atmosphere

Our stores are ergonomically designed for speed and efficiency and outfitted with state-of-the art equipment.

Each store features eye-catching contemporary tropical colors and high-energy graphics and menus designed to maximize customer sales volumes. All of our stores afford customers quick and convenient access into the locations to facilitate fast and convenient customer service.

There are currently no company-owned stores.

We sold our first franchise back in 2003. As of June 1, 2007, there were 12 franchised locations in Florida.

We have signed two territory agreements designed to expedite our controlled expansion. The Florida agreement was signed in 2005 and the Texas agreement was signed in 2006. The Florida agreement is non-exclusive as to territory (so that we can open company-owned stores in Florida), has a term of 10 years, and we were paid an up-front fee of $125,000 and are entitled to 4% of gross revenues in each franchised store for the term. The Texas agreement is exclusive, has a term of 10 years, and we were paid an up-front fee of $200,000 (a portion of which is still owing to us) and are entitled to 3% of gross revenues in each franchised store for the term. We intend to develop, and our master territory agreements require, a total of 130 stores over the next 36 months in Texas and Florida. All of these stores will be franchised. We also expect to open one company-owned store in Florida in 2007. The Florida and Texas Master Franchise Agreements are attached hereto as Exhibits 10.1 and 10.2 respectively.

We will require access to additional expansion capital to expand our business, especially as we open company-owned stores.

The Power Smoothie franchise opportunity attracts individuals seeking single store ownership, larger area developments and multi-unit operators. We sold our first franchise area development in Florida in 2005. As of June 1, 2007, we had 12 franchised stores in operation.

We evaluate and develop franchising opportunities based upon specific criteria, including demographics, traffic counts, competition, branding and marketing opportunities, and financial considerations. Franchisees must have sufficient financial and operating experience or abilities and their stores must maintain consistent high standard business practices. Franchising also offers challenges, including additional regulatory burdens, sharing of financial rewards with the franchisee and maintaining brand and operating standards in stores that are not operated by our employees.

Franchising is another method of raising capital and creating income streams. For our franchised stores, we earn a one-time initial franchise fee for each individual location and on-going annual royalty and advertising fees, and we sell the store product at a markup to our costs.

We provide comprehensive support services to our franchisees, including marketing programs, product, complete operations training and business consultation. We have established an intensive in-house training program for our franchisees which includes hands-on in store training on operations, food and menu knowledge, merchandising, inventory control and accounting. We work closely with franchisees on all issues pertaining to store operations.

Growth strategy

Our business objective is to establish the Power Smoothie brand as a successful national recognized gourmet beverage retail concept. We plan continued strategic expansion of our retail operations while simultaneously creating other outlets and distribution points for sales of our freshly prepared smoothies and other related proprietary products.

Key elements of our strategic planning include:

•

Continuing to increase brand recognition and customer loyalty. We believe we have particularly strong brand awareness in markets where we have a significant retail store presence. We believe our brand awareness has resulted from our distinctive branding and signage, and word of mouth; all of which help promote our brand as we expand into new markets. We continuously work to increase brand recognition and loyalty by improving the level and speed of customer service through training, improved technology and better daily execution.

•

Continuing to increase comparable same store sales and operating margins. We expect future growth in our retail segment to continue through continued increases in comparable same store sales as well as through continued increases in product and brand awareness with the introduction of new proprietary products and new advertising campaigns. As our comparable retail store sales increase, we expect our operating margins at those retail stores to also continue to improve. In addition, we continue to improve operating margins by leveraging our purchasing power to negotiate better pricing.

•

Continuing to open successful new stores throughout the country. We continue to seek additional penetration in existing markets as well as in new domestic markets nationwide. In order to maximize expansion opportunities, we have created several different store footprints. These different store designs allow us to easily penetrate venues such as shopping centers, stand-alone pad spaces, parking lots, airports, shopping malls and especially health clubs. We plan to open our first company-owned stores primarily throughout Florida.

•

Continuing to expanding our franchise operations. We intend to continue to afford strategic franchising where we believe there are significant opportunities to develop and operate our brand. We believe strategic franchise development helps build brand awareness and add annuity revenue. We plan to expand our franchise retail operations throughout the Texas in 2007. We sold our first territory in 2005.

•

Expanded menu offerings. We intend to continue to expand and diversify our product offerings in an attempt to attract new customers and increase the frequency of visits by current customers. We are always introducing new products including specialty smoothies, power drinks, wraps and protein shakes. In-store menus help guide customers through the process of choosing beverages and the right blend of supplements, all of which we believe helps build consumer loyalty and brand awareness.

Site Selection

We believe site selection for our retail locations is paramount to the success of our retail store growth strategy. We are constantly refining our site selection process to ensure superior site selection. When evaluating potential locations, we consider various site attributes, such as the type of venue, the potential for signage, and whether the location will feature a store design with inside seating, as well as the demographics and attributes of our existing retail store customer base. This process allows us to develop revenue forecasts and a financial plan for all potential locations. We search for geographic areas of expansion in which we believe there is significant demand for our products. Specifically, we target market areas that are in health clubs, close to roads, in affluent locales, and well suited to ingress and egress needs. After identifying a potential site, we develop a site plan, space plan and project budget that are approved by the appropriate management and personnel.

Marketing

We believe that consumer interest is increased, and incremental sales occur, when customers are informed about new Power Smoothie products, special offers, and the premium quality of our products. Accordingly, our strategies include advertising and marketing at the point-of-sale at our stores and outside of our stores. We have developed a successful strategy of using product photos and well designed point of sales pieces to help direct customers into the most profitable drinks and into drinks that can only be purchased at Power Smoothie stores.

We employ marketing strategies to encourage trial and repeat purchases by educating potential customers about the distinctive health benefits and qualities of Power Smoothie products. Our marketing efforts also promote repeat business by reinforcing positive experiences with our fast and friendly service. We rely on a mixture of marketing efforts that are tailored to the specific needs of particular markets or retail stores, including:

•	point-of-purchase marketing, which encourages existing customers to try new products or services;

•	promotions and local retail store marketing, which allow us to alert customers to new products, seasonal merchandise and coupon programs; and

•	print advertising, which includes advertising in newspapers and other publications to attract new customers within a particular market.

In addition, we receive free marketing through word-of-mouth communication from our current customers who tell their friends and colleagues about their enjoyable Power Smoothie experience, our healthy and delicious products and our fast, accurate and friendly service.

At the present time, our franchisee's are obligated contractually to spend at least 4% of their gross sales on advertising. We have a corporate advertising fund for national advertising. Franchisees contribute to this fund.

Product Supply

We have entered into a supply contract to purchase all of our products and to distribute them to our stores. We receive a royalty on all such deliveries. We are confident that the new distribution process will benefit both the company and the franchisee by insuring fast and consistent delivery, lower overall costs, and enhanced quality and product control across our delivery system. We feel there are several sources available to us to source our supplies from if our distribution company fails to perform.

Non-Food Products

The majority of our non-food products are national brands. They are delivered to our stores by our supply contractor. They are readily available from a number of other sources in the open market.

Competition

We face daunting competition from several well known, organized competitors which have strong regional or national chains including Jamba Juice, Malibu Smoothie, Smoothie Island, Smoothie King, Planet Smoothie, and others. In addition, some of our products lines are sold by national chains that are not primarily in the smoothie business such as McDonalds, Wendy’s, Yum!Brands, Subway, Sonic, and Panera Breads. The retail segment of the smoothie industry remains highly competitive. As we continue to expand geographically, we expect to encounter additional regional and local competitors.

In addition, we compete with retailers of prepared beverages, including other chains, numerous convenience stores, restaurants, coffee shops and street vendors.

Despite competing in this market, consumer demand has continued to rise and, as a result, smoothie brands continue to develop across multiple distribution channels. Several competitors are aggressive in obtaining distribution in specialty grocery and food stores, and in office, restaurant and food service locations.

We believe that our customers choose among brands based upon the quality and variety of the products, atmosphere, convenience, customer service and, to a lesser extent, price.

Government Regulation

Each of our retail locations is and will be subject to licensing and reporting requirements by a number of governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments that have jurisdiction over the development and operation of these locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any of these laws or regulations could have a material adverse affect on our operations, sales, and profitability. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations, or could materially and adversely affect the operation of existing retail locations. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective or timely basis in order to construct and develop store locations in the future. We are in the fresh food business. All of our products travel in interstate commerce, and are subject to spoilage and quality control issues. Many require constant refrigeration. Many of the fruits and vegetable we serve are transported in accordance with PACA, the national Perishable Agricultural Commodities Act.

We believe we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses that are required for the operation of the business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations.

Intellectual Property

Intellectual property and other proprietary rights are an important part of our success. We place high value on our Power Smoothie name. Our ability to differentiate our brand from those of our competitors depends, in part, on the strength and enforcement of our trademarks. We must constantly protect against any infringement by our competition. Our food and packaging, and the look of our stores, helps us in our success. If a competitor infringes on our trademark rights, we may have to litigate to protect our rights, in which case, we may incur significant expenses.

Employees

As of June 1, 2007, we and our franchise owners employed 50 employees, approximately 40 of whom are employed full-time. None of our employees is represented by a labor union and our relations with our employees are good. We employ one full time employee, William Cullen, and six part-time employees in our home office. All other employees work in franchised locations.

Legal Proceedings

We are not aware of any pending or threatened legal proceedings involving our company or our assets.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this registration statement before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this registration statement. With respect to this discussion, the terms “us,” “our,” and “we” refer to Power Smoothie Cafe Franchising, Inc.

RISKS RELATED TO OUR OPERATIONS

If we fail to continue to develop and maintain our brand, our business will suffer.

We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition will likely increase as a result of competitors offering products similar to our products. Because the substantial majority of our retail locations are on the East Coast, primarily in Florida, our brand recognition remains largely regional. We intend to increase our marketing expenditures to create and maintain brand loyalty as well as increase awareness of our brand on a national level. However, if our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase our future revenue or implement our business strategy.

Because our business is highly dependent on a limited product line, we are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results.

Our business is not diversified and primarily consists of buying, blending and selling fresh drinks and making fresh salads and wraps. Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. Shifts in consumer preferences away from the gourmet smoothie industry would have a material adverse effect on our results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.

We are susceptible to adverse trends and economic conditions in Florida.

Our Florida franchised retail stores generated 100% of our net in-store revenue for the years ended December 31, 2005 and December 31, 2006. We expect that our Florida operations will continue to generate the substantial portion of our revenue for the foreseeable future. In addition, our Florida retail stores provide us with means for increasing brand awareness, building customer loyalty and creating a premium smoothie brand. As a result, a worsening of economic conditions or a decrease in consumer spending in Florida, possibly engendered by the current real estate slowdown in Florida, may not only lead to a substantial decrease in revenue, but may also adversely impact our ability to market our brand, build customer loyalty, or otherwise implement our business strategy.

We compete with a number of companies for customers. Our business would be adversely affected by the success of these competitors.

The retail segment of the smoothie industry remains highly competitive and, contains many companies with strong brands. In all markets in which we do business, there are numerous competitors in the gourmet smoothie industry, and we expect this situation to continue. We also compete with numerous convenience stores, restaurants and coffee shops and we must spend significant resources to differentiate our customer experience (which is defined by convenient store locations, fresh foods artfully prepared, outstanding and fast customer service and ergonomic store design and convenience) from the offerings of our competitors. Despite these efforts, our competitors still may be successful in attracting our customers.

Our primary competitors are Jamba Juice, Malibu Smoothie, Smoothie Island, Smoothie King, and Planet Smoothie. As we continue to expand geographically, we expect to encounter additional regional and local competitors. Much of our revenue is generated by selling franchises and these competitors are in direct competition with us for potential franchisees.

Competition in the gourmet smoothie industry is becoming increasingly intense as relatively low barriers to entry encourage new competitors to enter the market. The financial, marketing and operating resources of these new market entrants may be greater than our resources. In addition, some of our existing competitors have substantially greater financial, marketing and operating resources. Our failure to compete successfully against current or future competitors could have an adverse effect on our business, including loss of customers, declining net sales and loss of market share. Our smoothies and other menu items contain basically the same ingredients as our competition.

Our new retail locations may not achieve market acceptance or the same levels of profitability in the geographic regions we enter or be profitable in existing markets.

Our expansion plans depend in large part on opening franchised retail locations in new markets where we may have little or no operating experience. The success of these new locations will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns of the new markets we enter, as well as our ability to generate market awareness of our brand. Although we have opened 12 franchised locations, none are in markets outside Florida.

In addition, our expansion plans also depend on opening new locations in existing markets. New locations may take longer to reach profitability, thereby affecting our overall profitability and results of operations. Moreover, we may not be successful in operating our new locations on a profitable basis. In addition, our failure to achieve market acceptance or profitability at one or more of our new retail locations could put a significant strain on our financial resources and could limit our ability to further expand our business.

If our franchise owners are unable to continue leasing retail locations or obtain leases for new stores, existing operations and the ability to expand may be adversely affected.

All of our franchised retail locations are presently located on leased premises. If our franchisees are unable to renew these leases, our revenues and profits could suffer. Additionally, we intend to lease other premises in connection with the planned expansion of our retail locations. Because we compete with other retailers and restaurants for store sites and some landlords may grant exclusive locations to our competitors, we may not be able to obtain new leases in some markets on acceptable terms. This could adversely impact our revenue growth and brand building initiatives in some localized markets.

Our growth through franchising may not occur as rapidly as we currently anticipate and may be subject to additional risks.

As part of our growth strategy, we intend to continue to seek franchisees to operate retail locations under the Power Smoothie brand in selected geographic markets. We believe that our ability to recruit, retain and contract with qualified franchises will be increasingly important to our operations as we expand. Our franchisees are dependent upon the availability of adequate sources of financing in order to meet their development obligations. Such financing may not be available to our franchisees, or only available upon disadvantageous terms. Our franchise strategy may not enhance our results of operations. In addition, retail store openings contemplated under our existing franchise agreements or any future franchise agreement may not open on the anticipated development schedule or at all.

Expanding through franchising exposes our business and brand to risks because the quality of franchised operations will be beyond our immediate control. Even if we have contractual remedies to cause franchisees to maintain operational standards, enforcing those remedies may require litigation and therefore our image and reputation may suffer, unless and until such litigation is successfully concluded.

Because we rely heavily on a third party carrier to deliver our product, any disruption in their services or increase in shipping costs could adversely affect our sales and profitability.

We rely on a third party carrier to deliver products to our store locations. We have no control over these carriers and the services provided by them may be interrupted or disrupted as a result of labor shortages, contract disputes or other factors. If we experience an interruption or disruption in these services, it may be unable to ship our products in a timely manner. A delay in shipping could:

•	have an adverse impact on the quality of the fruits and vegetables shipped, and thereby adversely affect our brand and reputation;

•	result in the disposal of an amount of product that could not be shipped in a timely manner; and

•	require us to contract with alternative, and possibly more expensive, third party carriers.

Any significant increase in shipping costs could lower our profit margins or force us to raise prices, which could cause our revenue profits to suffer.

Compliance with health, environmental, safety and other governmental regulations applicable to us could increase cost and affect profitability.

Each of our retail locations, franchised or company-owned, is and will be subject to licensing and reporting requirements by a number of governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments that have jurisdiction over the development and operation of these locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any of these laws or regulations could have a material adverse affect on our operations, sales, and profitability. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations, or could materially and adversely affect the operation of existing retail locations. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective or timely basis in order to construct and develop store locations in the future.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our sales and profitability.

The success of our retail locations depends in part on the Power Smoothie brand, logos, branded merchandise and other intellectual property. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar rights to protect our intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. If our efforts to protect our intellectual property are not adequate, the value of our brand may be harmed, which could have a material adverse effect on our business. We may become engaged in litigation to protect our intellectual property, which could result in substantial costs to us as well as diversion of management attention.

We will likely need to raise significant additional capital in order to continue to grow our business, which subjects us to the risks that we may be unable to maintain or grow our business as planned or that our shareholders may be subject to substantial additional dilution.

We will likely need to raise additional capital in the future to fund the continued growth and expansion of our business. We may also require additional capital to respond to competitive pressures, to make capital improvements at our retail locations or to acquire necessary technologies. We do not know if we will be able to raise additional financing or financing on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, develop and expand our business or otherwise respond to competitive pressures would be significantly impaired. In such a case, our stock price would likely be materially and adversely impacted.

In addition, if we raise additional funds through the issuance of equity or convertible or exchangeable securities, the percentage ownership of our existing shareholders will be reduced. These newly issued securities may have rights, preferences and privileges senior to those of existing shareholders.

Future growth may make it difficult to effectively allocate our resources and manage our business.

As we continue to develop additional retail locations and investigate licensing opportunities, we will need to allocate our resources effectively. Our growth has and will continue to increase our operating complexity and the level of responsibility for new and existing management. Our anticipated growth could place a strain on our management, production, financial and other resources. We cannot assure you that we will be able to manage any future growth effectively. Any failure to manage our growth effectively could have an adverse effect on our business, financial condition and results of operations. Our ability to compete effectively and to manage our recent and future growth effectively will depend on our ability to implement and improve financial and management information systems on a timely basis and to effect changes in our business, such as implementing internal controls to handle the increased size of our operations and hiring, training, developing and managing an increasing number of experienced management-level and other employees. Unexpected difficulties during expansion, the failure to attract and retain qualified employees or our inability to respond effectively to recent growth or plan for future growth could adversely affect our ability to implement our business strategy or our results of operations.

We depend on key members of our management and will need to add and retain additional management and other personnel.

The success of our business to date has been, and our continuing success will depend, to a large degree on the continued services of our executive officers, especially our Chief Executive Officer, William Cullen, and other key personnel who have extensive experience in the smoothie industry. If we lose the services of any of these integral personnel and fail to manage a smooth transition to new personnel, our business would suffer. We do not carry key person life insurance on any of our executive officers or other key personnel.

The success of our business also depends on our ability to attract and retain highly motivated, well-qualified management and other personnel, including technical personnel and retail employees. We face significant competition in the recruitment of qualified employees and there can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified management and other personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

RISKS RELATED TO OUR INDUSTRY

A shortage in the supply or an increase in the price of fresh fruits and vegetables could adversely affect our net sales.

The supply and price of fresh fruits and vegetables are subject to significant volatility. Supply and price can be affected by multiple factors in the producing countries, including weather, natural disasters, political and economic conditions or civil unrest or strikes due to the poor conditions imposed on many farmers. Our ability to raise sales prices in response to rising fruit and vegetable prices may be limited, and our profitability could be adversely affected if prices were to rise substantially. Moreover, passing price increases on to our customers could result in losses in sales volume or margins in the future.

Adverse publicity regarding customer complaints may harm our business.

We may be the subject of complaints or litigation from customers alleging beverage and food-related illnesses, injuries suffered on the premises or other quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect us, regardless of whether such allegations are true or whether we are ultimately held liable.

We face the risk of fluctuations in the cost, availability and quality of our non-fruit and vegetable raw ingredients.

The cost, availability and quality of non-fruit and vegetable raw ingredients for our products are subject to a range of factors. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited supplier choices dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. In particular, the supply and price of dairy products are subject to significant volatility. Our ability to raise sales prices in response to increases in prices of these raw ingredients may be limited, and our profitability could be adversely affected if the prices of these ingredients were to rise substantially.

RISKS RELATED TO OUR CAPITAL STRUCTURE

There is no assurance of an established public trading market, which would adversely affect the ability of investors to sell their securities in the public market.

Our common stock is not quoted on an exchange. Holders of our common stock may be unable to resell their securities at or near their original offering price or at any price.

Market prices for our common stock will be influenced by a number of factors, including:

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products of services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock.

Our principal stockholders have significant influence over our company.

William Cullen owns, in the aggregate, 72.34% of our outstanding shares. As a result, this principal shareholder possesses significant influence over the election of the Board of Directors and to the approval of significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. The interests of this principal shareholder may differ from the interests of our other shareholders.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the United States public markets and related public reporting obligations. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our independent registered public accountants. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that this requirement will first apply to our annual report (10K) for fiscal 2007. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted. We do not yet have any independent Board members and we do not yet have an audit committee among members of our Board.

Our common stock may be considered a “penny stock,” and is thereby subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock is considered to be a “penny stock” because it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934, as amended (the “Exchange Act”). Our common stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is not quoted on the Nasdaq Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5.0 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

We do not foresee paying cash dividends in the foreseeable future.

We currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. As a result, you should not rely on an investment in our securities if you require dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to resell your shares in our company at or above the price you paid for them.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Our ability to develop additional retail locations;

•	Our ability to establish and maintain a strong brand;

•	Protection of our intellectual property rights;

•	Our ability to expand our product line;

•	Development of a public trading market for our securities; and

•

The other factors referenced in this registration statement, including, without limitation, under the sections entitled “Discussion of Business,” and “Management’s Discussion and Analysis or Plan of Operations.”

These risks and uncertainties, along with others, are also described above under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 2. Management Discussion and Analysis or Plan of Operations.

The following discussion of our financial condition and result of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement.

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements. The words “anticipated,” “believe,” “expect, “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may” and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures, and future net cash flow. Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, those set forth in “Risk Factors”, and various other matters, many of which are beyond our control. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated. Consequently, all of the forward-looking statements made in this filing are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

Overview

We sell high quality gourmet fitness smoothies, tropical smoothies, low calorie smoothies, coffee smoothies and coffees, protein shakes, breakfast items including omelets and breakfast sandwiches, power oatmeal, fresh salads and gourmet fresh pita sandwiches, lettuce wraps, toasted wraps and water, soda, energy drinks and supplements from franchised retail stores. Our immediate goal is to capitalize on the success of our stores with a new national franchisee program that will help us expand the Power Smoothie name into new domestic markets. All of our store locations, whether company-owned or franchised, will continue to focus on our core business concepts: consistently providing freshly prepared local foods in a quick service and casual atmosphere. We currently have 12 franchised locations all within Florida and are expecting to open 4 franchised locations in Texas in 2007.

During the third quarter of 2003, we closed a private placement (the “Private Placement”) of our common stock and warrants. We sold 1,676,000 units at $0.25 per unit. Each unit consisted of one share of our common stock, and three common stock purchase warrants designated Series A, Series B and Series C Common Stock Purchase Warrants. Each Series A Warrant entitles the holder to purchase one share of our common stock at a purchase price of $ 0.50 per share. Each Series B Warrant entitles the holder to purchase on share of our common stock at a purchase price of $ 0.75 per share. Each Series C Warrant entitles the holder to purchase one share of our common stock at a purchase price of $1.50 per share. The Warrants were immediately exercisable and expired on June 1, 2007. We had the right, upon 15 days written notice, to call any Warrant series or all of the Warrants at a call price of $0.001 per underlying share if our common stock traded on an exchange or on the Pink Sheets at or above $3.00 per share for 10 consecutive trading days prior to the date of our notice. No such call was made by the company. There was no minimum offering. The minimum investment was 10,000 units, however in our discretion we were able to accept subscriptions for less than that amount. The units were offered without registration under the Securities Act of 1933, as amended. We relied on an exemption from registration afforded by Section 4(2) of the Act and Regulation D, Rule 506 promulgated there-under. The Confidential Private Offering Memorandum covering such shares is attached hereto as Exhibit 99.1.

THIS REGISTRATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. We believe the following are the critical accounting policies that impact the financial statements, some of which are based on management’s best estimates available at the time of preparation. Actual results may differ from these estimates.

Fair Value of Financial Instruments - The carrying value of cash, accounts receivable, deferred revenue, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

Cash and Cash Equivalents - For purposes of the statement of cash flows, we consider all highly-liquid instruments purchased with a remaining maturity of three months or less to be cash equivalents.

We maintain our cash in bank deposit accounts that, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. Management believes that we are not exposed to any significant credit risk related to cash.

Accounts Receivable - Accounts receivable are stated at amounts due from customers or individuals net of an allowance for doubtful accounts. Accounts longer than the contractual payment terms are considered past due.

Allowance for Doubtful Accounts - We maintain an allowance for doubtful accounts resulting from the inability, failure or refusal of customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the accounts receivable aging and applying various expected loss percentages to certain accounts receivable categories based upon historical bad debt experience.

Notes Receivable - Notes receivable are stated at amounts due from the purchaser of one of our master franchise territory agreements. We routinely evaluate the collect-ability of the note to determine if there is any risk of default.

Property and equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The estimated lives in determining depreciation are recognized primarily on the straight-line method over estimated useful lives of five to seven years for equipment, signs, vehicles, and site preparation and engineering. For leasehold improvements and buildings, we depreciate the assets over the shorter of their estimate useful lives or original lease terms.

Intangible Assets - In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we evaluate intangible assets and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from our estimated future cash flows. Recoverability of intangible assets and other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.

Deferred Rent - For those leases that require fixed rental escalations during their lease terms, rent expense is recognized on a straight-line basis resulting in deferred rent. The liability will be satisfied through future rental payments.

Income Taxes - We account for income taxes in accordance with SFAS 109, Accounting for Income Taxes. We record deferred income tax assets and liabilities based up the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the taxes paid and payable for the period and the change during the period in the net deferred income tax assets and liabilities.

Revenue Recognition

We do not own any company-owned stores, therefore all of our revenue to date has been generated by (1) the sale of franchises, (2) the sale of master franchise agreements, and (3) the mark-up of products distributed to our franchise holders.

Revenue during 2006 in each of our business activities consisted of the following:

Gross sales of equipment, inventory, and supplies to franchisees was $243,717. Initial franchise and transfer fees was $12,500. Master franchise fees was $121,000. Royalties was $95,731.

Initial Franchise Fees. Initial franchise fee income is recognized as revenue upon our material and substantial performance of our obligations under the Franchise Agreement, which usually occurs at the commencement of operations of the individual location, unless it can be demonstrated that substantial performance has occurred before this time.

Retail Revenues. Retail revenues are generated by franchise locations. Their revenues are recognized when payment is tendered at the point of sale. The company has no retail revenues at this time.

Deferred Revenue - Deferred revenue consists of the portion of the initial franchise fees received from franchisees who have not commenced operations.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings Per Share - In accordance with SFAS No. 128, Earnings Per Share, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Advertising and Marketing Costs - We expense costs of advertising and marketing as incurred.

Results of Operations

The following table sets forth our statements of operations for the years ended December 31, 2006 and 2005 in U.S. dollars:

	2006	2005
	(audited)	(audited)

Gross Sales	$891,574	$659,567
Cost of sales	280,055	505,368

Gross profit	$611,519	$153,929

Operating expenses	391,601	403,871

Depreciation expense	1,444	1,926

Income (loss) from operations	$218,474	$(251,868)

Provision For Corporate Income Taxes	(61,500)	0

Net Income (Loss)	279,974	(251,868)

Sales and other operating revenues for 2006 were $891,574, an increase of approximately $232,007, or 26.1%, from 2005. There were 8 franchises open on December 31, 2005 and 12 open on December 31, 2006. There are 12 franchises open as of June 1, 2007. We attribute the increase to the increase in the number of stores open.

Gross sales of equipment, inventory and supplies to franchisees was $243,717 for the period ending December 31, 2006. Initial franchise fees was $12,500, Master Franchise fees was $121,000 and Royalties was $95,731 during the same period. Please refer to Note G in our financial statement attached hereto.

Cost of sales for 2006 was $280,055, a decrease of $225,313, or 44.6%, 2005. We attribute this to the sale of master franchise territory agreements, which appear as revenue on our books.

Gross profit for 2006 was $279,974, an increase of approximately $531,842, from 2005. We attribute this increase both to increased sales, on which we earn a mark-up, and to the sale of master franchise territory agreements.

Depreciation expenses for 2006 were $1,444 as compared to $1,926 for 2005. We attribute this to a decrease in the value of the equipment being depreciated.

Income tax benefit for 2006 was $61,500 as compared to $0 for 2005. For periods prior to 2006, the Company incurred net losses and, therefore, had no tax liability and the net deferred tax asset generated by the loss carry-forward had been fully reserved. The cumulative net operating loss carry-forward is approximately $182,000 and $511,000 at December 31, 2006 and 2005, respectively, and will expire in various amounts through the year 2026.

Net Income for 2006 was $279,974, an increase of approximately $531,842 as compared to the net loss of $251,868 for 2005. We attribute this to increases in sales, increases in the number of stores open, and also to sales of master franchise territory agreements.

Liquidity and Capital Resources

At December 31, 2006, we had stockholder’s equity of $138,723 and had cash and cash equivalents of approximately $50,944. We feel that we have adequate cash on hand to operate the business for the next twelve months.

In August of 2003, we received gross proceeds of $419,000 in a private placement transaction (the “Private Placement”). We sold 1,676,000 units at $0.25 per unit. Each unit consisted of one share of our common stock, and three common stock purchase warrants designated Series A, Series B and Series C Common Stock Purchase Warrants. Each Series A Warrant entitles the holder to purchase one share of our common stock at a purchase price of $ 0.50 per share. Each Series B Warrant entitles the holder to purchase on share of our common stock at a purchase price of $ 0.75 per share. Each Series C Warrant entitles the holder to purchase one share of our common stock at a purchase price of $1.50 per share. The Warrants were immediately exercisable and expired on June 1, 2007. We had the right, upon 15 days written notice, to call any Warrant series or all of the Warrants at a call price of $0.001 per underlying share if our common stock traded on an exchange or on the Pink Sheets at or above $3.00 per share for 10 consecutive trading days prior to the date of our notice. No such call was made by the company. There was no minimum offering. The minimum investment was 10,000 units, however in our discretion we were able to accept subscriptions for less than that amount.

Our capital requirements, including development costs related to the opening of company-owned retail locations and expansion of our franchise operations, have been, and will continue to be significant. Our future capital requirements and the adequacy of available funds will depend on many factors, including the pace of our expansion, real estate markets, the availability of suitable site locations and the nature of the arrangements negotiated with landlords. We believe that our current liquidity and resources will provide sufficient liquidity to fund our operations for at least 12 months.

We believe we can open one company-owned location in Florida in 2007 based on our current revenue stream. It will require upwards of $ 7,000,000 for our franchise owners to open the planned 130 new franchise locations. The company may have to sell stock to raise capital, and the company is also considering the sale of a debenture or convertible securities to raise capital. The company is in negotiations with a private investor concerning the possibility of an operating loan in the amount of $ 50,000 to $ 250,000 for short term needs. These negotiations are not final.

Off-Balance Sheet Arrangements

None.

New Accounting Pronouncements

We have adopted all accounting pronouncements effective before December 31, 2006, which are applicable to us.

In May 2005, Financial Accounting Standards Board (FASB) issued SFAS 154, Accounting Changes and Error Corrections. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 differentiates between retrospective application and restatement. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement is issued. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase of the effective date of this statement. We are in the process of determining what impact, if any, the adoption of the provisions of SFAS 154 will have on our financial condition or results of operations.

In December 2004, the FASB issued SFAS 153, Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29. This statement amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The statement also revises the definition of an exchange and added additional scope exceptions. SFAS 153 is effective prospectively for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are in the process of determining what impact, if any, the adoption of the provisions of SFAS 153 will have on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management has not determined the effect, if any, the adoption of this statement will have on the financial statements.

Seasonality

Our business is not seasonal.

Item 3. Description of Property.

Our Corporate executive offices are located in Coral Springs, Florida, in a leased facility consisting of approximately 2000 square feet. Pursuant to our lease agreement expiring on November 30, 2011, a copy of which is attached hereto as Exhibit 10.3, we pay a base rent of $5,739.90 per month, subject to adjustment pursuant to the terms of the lease agreement, to lease our offices.

All existing leases for store facilities are for 5 to 15 years and all have renewal options. We regularly evaluate the economic performance of our stores. The company is not responsible for any obligation under the leases of our franchise owners.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the date hereof are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Immediately prior to the closing of the Private Placement, we had outstanding 8,000,000 shares of common stock, no outstanding shares of preferred stock, no options to purchase shares of common stock and no warrants to purchase shares of common stock. Immediately after the closing of the Private Placement and Merger, we had 9,676,000 issued and outstanding shares of common stock, no outstanding shares of preferred stock, no options to purchase shares of our common stock and 5,028,000 warrants to purchase shares of common stock. The warrants have expired.

The following table sets forth certain information with respect to beneficial ownership of our common stock immediately after the closing of the Private Placement, based on 9,676,000 issued and outstanding shares of common stock, by:

•	Each person known to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each executive officer;

•	Each director; and

•	All of the executive officers and directors as a group.

Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated, the address of each stockholder listed in the table is the address of the Company.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-PPM	Percent of Class

Directors and Officers:
William Cullen	Chief Executive Officer and Chairman of the Board of Directors	7,000,000	72.3%

All executive officers and directors as a group (1 person)		7,000,000	72.3%

Five Percent Shareholders:
William Cullen		7,000,000	72.3%

____________

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Name	Age	Positions
William Cullen	37	Chief Executive Officer and Chairman of the Board of Directors

William Cullen has been Chief Executive Officer since inception. Mr. Cullen served as the founder, President and CEO of Executive Accomodations from April 1997 until February 2003. Prior to founding Executive Accomodations, Mr. Cullen was President of Rent Free Realty HW and Rent Free Realty WPB from May 1992 until January 1997. From August 1990 to April 1992, Mr. Cullen was a real estate broker. From December 1988 to August 1990 Mr. Cullen was a regional manager for Bally’s International health clubs chain.

Family Relationships

There are no family relationships among the individuals comprising our Board of Directors, management or other key personnel.

Committees of the Board of Directors

Our Board of Directors does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by our Board of Directors as a whole. We are not required to maintain such committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system. We intend to create board committees in the near future.

Director Compensation

We did not and we do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity. We intend to develop such a policy in the near future.

Item 6. Executive Compensation.

Summary Compensation Table

The following table sets forth information concerning the compensation for the two fiscal years ended December 31, 2006 and 2005 of the chief executive officer.

Name and Principal Position	Year	Salary ($)	All Other Compensation	Total
William Cullen Chief Executive Officer	2006 2005	$42,286.56 $74,280.46	$0 $0	$42,286.56 $74,280.56

____________

Employment and Severance Arrangements

The Company entered into an employment agreement with William Cullen on January 1, 2003, for a term of seven years. The agreement calls for a base salary of $65,000 per year in 2003; $78,000 in 2004; $104,000 in 2005; $130,000 in 2006; $200,200 in 2007 and 2008; and $249,600 in 2009. Due to the cash position of the company Mr. Cullen did not take his full salary in each year. The total salary taken by Mr. Cullen is expressed in the Summary Compensation Table above. The employment agreement contains a covenant not to compete in the event Mr. Cullen leaves the company. The Employment Agreement is attached hereto as Exhibit 10.4.

Item 7. Certain Relationships and Related Transactions and Director Independence

There are no relationships between and among any officer, director or control person of the company to be disclosed.

Loan Agreements

We are owed $150,000 by the purchaser of our Texas master franchise agreement. We took a simple promissory note as evidence of the indebtedness. The indebtedness is accounted for in our audited financial statements. The loan must be repaid from a portion of the gross revenues of each franchised store in Texas, beginning after the fourth Texas franchised store opens and is operating. The entire master franchise agreement is appended hereto. The borrower is not a related party to the company.

Franchise Territory Agreement

Copies of the franchise territory agreements which the company has entered into are attached hereto as exhibits. No other agreements exist.

 Item 8. Description of Securities.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $.001 par value per share, of which 9,676,000 shares are issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders. Holders of our common stock:

•	have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors;

•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

•	have preemptive subscription rights; and

•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

At the completion of the Private Placement, William Cullen owned 72.3% of the outstanding shares of our common stock. Accordingly, Mr. Cullen is in a position to substantially influence our company’s affairs.

Preferred Stock

We do not currently have any shares of preferred stock authorized or outstanding.

Warrants

During the third quarter of 2003, we closed a private placement (the “Private Placement”) of our common stock and warrants. We sold 1,676,000 units at $0.25 per unit. Each unit consisted of one share of our common stock, and three common stock purchase warrants designated Series A, Series B and Series C Common Stock Purchase Warrants. Each Series A Warrant entitles the holder to purchase one share of our common stock at a purchase price of $ 0.50 per share. Each Series B Warrant entitles the holder to purchase on share of our common stock at a purchase price of $ 0.75 per share. Each Series C Warrant entitles the holder to purchase one share of our common stock at a purchase price of $1.50 per share. The Warrants were immediately exercisable and expired on June 1, 2007. We had the right, upon 15 days written notice, to call any Warrant series or all of the Warrants at a call price of $0.001 per underlying share if our common stock traded on an exchange or on the Pink Sheets at or above $3.00 per share for 10 consecutive trading days prior to the date of our notice. No such call was made by the company.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our shares of common stock are not currently quoted for trading on any exchange or electronic media. There is no current market or secondary market for our shares. The company does not have a trading symbol. We hope to receive a trading symbol and commence trading on the NASDAQ Over-The-Counter Bulletin Board sometime in the fourth quarter of 2007.

Item 2. Legal Proceedings.

We are not a party to any pending legal proceeding.

Item 3. Changes in and Disagreements with Accountants.

None.

Item 4. Recent Sales of Unregistered Securities.

In August of 2003, we received gross proceeds of $419,000 in a private placement transaction (the “Private Placement”). We sold 1,626,000 units at $0.25 per unit. Each unit consisted of one share of our common stock, and three common stock purchase warrants designated Series A, Series B and Series C Common Stock Purchase Warrants. Each Series A Warrant entitles the holder to purchase one share of our common stock at a purchase price of $ 0.50 per share. Each Series B Warrant entitles the holder to purchase on share of our common stock at a purchase price of $ 0.75 per share. Each Series C Warrant entitles the holder to purchase one share of our common stock at a purchase price of $1.50 per share. The Warrants were immediately exercisable and expired on June 1, 2007. We had the right, upon 15 days written notice, to call any Warrant series or all of the Warrants at a call price of $0.001 per underlying share if our common stock traded on an exchange or on the Pink Sheets at or above $3.00 per share for 10 consecutive trading days prior to the date of our notice. No such call was made by the company. There was no minimum offering. The minimum investment was 10,000 units, however in our discretion we were able to accept subscriptions for less than that amount.

We relied on an exemption from registration under the Securities Act of 1933 of our securities available under Rule 506 of Regulation D, and the corresponding Blue Sky laws of the jurisdictions in which we sold our offering. All of the shares sold under our offering were sold with a restrictive legend. We sold our stock to "accredited investors" only and did not solicit sales by way of general solicitations or advertising. We provided each potential investor with an offering document, a copy of which is appended hereto.

Item 5. Indemnification of Directors and Officers.

Under the Florida Statutes, we can indemnify our officers and directors against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, each director will continue to be subject to liability for breach of the director’s duty of loyalty to our company or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Florida law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Florida Statutes. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (i) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (ii) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.

We have been advised that in the opinion of the SEC, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Florida law, and that may provide additional procedural protection. As of June 1, 2007 we have not entered into any indemnification agreements with our directors or officers, but may choose to do so in the future. Such indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or legal proceedings involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

PART F/S

The financial statements of Power Smoothie Cafe Franchising, Inc. for the years ended December 31, 2006 and 2005 (audited) commencing on page F-1, and for the period ending March 31, 2007 (un-audited) commencing on page F-11, are provided below. You are encouraged to review the consolidated financial statements and related notes.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

RONALD N. SILBERSTEIN, C.P.A., P.L.L.C.

30201 ORCHARD LAKE ROAD, SUITE 150

FARMINGTON HILLS, MICHIGAN 48334

TEL: (248) 330-6226 • FAX: (248) 479-0578

www.ronscpa.com

____________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Power Smoothie Café Franchising, Inc.

Coral Springs, Florida

We have audited the accompanying balance sheets of Power Smoothie Café Franchising, Inc., a Florida Corporation, as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Smoothie Café Franchising, Inc., as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ronald N. Silberstein, C.P.A., P.L.L.C.

Ronald N. Silberstein, CPA, PLLC

Farmington Hills, Michigan

June 11, 2007

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS

Current Assets
Cash	$50,944	$0
Accounts Receivable, Net	22,575	8,766
Notes Receivable	45,000	0
Deferred Income Tax	61,500	0
Total Current Assets	180,019	8,766

Property and Equipment, Net	4,780	6,225

Other Assets
Notes Receivable	210,000	0
Security Deposit	1,599	1,599
Trademarks	5,000	5,000
Total Other Assets	216,599	6,599

TOTAL ASSETS	$401,398	$21,590

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accrued Expenses	$219,177	$135,953
Notes Payable – Related Party	43,498	26,888
Total Liabilities	262,675	162,841

STOCKHOLDERS’ EQUITY
Common Stock – 100,000,000 Shares Authorized; $.001 Par Value; 9,666,000 Shares Issued and Outstanding	9,666	9,666
Additional Paid-in Capital	426,334	426,334
Accumulated Deficit	(297,277)	(577,251)
Total Stockholders’ Equity (Deficit)	138,723	(141,251)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$401,398	$21,590

The accompanying notes are an integral part of the financial statements.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Gross Sales	$891,574	$659,567

Cost of Sales	280,055	505,368

Gross Profit	611,519	153,929

Operating Expenses	393,045	405,797

Operating Income (Loss)	218,474	(251,868)

Provision for Corporate Income Taxes	(61,500)	0

Net Income (Loss)	$279,974	$(251,868)

Weighted Average Number Of Shares Outstanding	9,666,000	9,666,000
Net Income (Loss) Per Share	$.03	$(.03)

The accompanying notes are an integral part of the financial statements.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

AS OF DECEMBER 31, 2006

			Additional
	Common Stock		Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Beginning Balance,
January 1, 2005	9,666,000	$9,666	$426,334	$(325,383)	$110,617

Net Loss for the
Year Ended
December 31, 2005	—	—	—	$(251,868)	$(251,868)

Balance,
December 31, 2005	9,666,000	$9,666	$426,334	$(577,251)	$(141,251)

Net Income for
the Year Ended
December 31, 2006	—	—	—	$279,974	$279,974

Ending Balance,
December 31, 2006	9,666,000	$9,666	$426,334	$(297,277)	$138,723

The accompanying notes are an integral part of the financial statements.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Cash Flows from Operating Activities:
Net Income (Loss) for the Period	$279,974	$(251,868)

Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation	1,444	1,926
Changes in Assets and Liabilities
(Increase) Decrease in Accounts Receivable	(13,809)	361
(Increase) in Notes Receivable	(255,000)	0
Decrease in Prepaid Expenses	0	2,399
(Increase) in Deferred Income Tax	(61,500)	0
Increase in Accrued Expenses	83,225	86,872

Net Cash Provided By (Used in) Operating Activities	34,334	(160,310)

Cash Flows from Investing Activities:
Purchase of Property and Equipment	0	(1,439)

Net Cash Used in Investing Activities	0	(1,439)

Cash Flows from Financing Activities:
Loans from Related Party	16,610	26,888

Net Increase (Decrease) in Cash and Cash Equivalents	50,944	(134,861)

Cash and Cash Equivalents – Beginning	0	134,861

Cash and Cash Equivalents – Ending	$50,944	$0

Supplemental Cash Flow Information:
Cash Paid for Interest	$522	$0
Cash Paid for Income Taxes	$0	$0

The accompanying notes are an integral part of the financial statements.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note A:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Power Smoothie Café Franchising Inc., a Florida Corporation, (the Company) is presented to assist in understanding the company’s financial statements. The financial statements and notes are representations of the company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied to the preparation of the financial statements.

Nature of Operations

The Company was incorporated on October 21, 2002 and is based in Coral Springs, Florida. The Company provides worldwide franchise opportunities in relation to the establishment and operation of a quick service restaurant franchised business that serves a diversified menu including smoothies, wraps, salads, and sandwiches. The Company provides technical assistance in the establishment, business management and products within the framework of a franchise agreement. The Company’s year-end is December 31st.

Nature of Significant Initial Services

When a franchise is purchased, the Company agrees to provide certain services to the new franchisee.

Among the services provided by the Company are assistance with site selection and store design, assistance with initial inventory purchases, and training. If requested by the franchisee in writing, the Company will provide the new franchisee recommendations on the quantity, type, and sources for the equipment needed to operate the store.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. Revenues are recognized as income when earned and expenses are recognized when they are incurred. Significant categories of costs include wages, consulting expenses, legal and professional fees, and rent and are recorded as expense when the expense is incurred.

Cash and Cash Equivalents

The Company considers cash on hand, cash in banks, certificates of deposit, time deposits, and U.S. government and other short-term securities with maturities of three months or less when purchased as cash and cash equivalents.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note A:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

The Company’s capital assets have been capitalized and are being depreciated over their estimated useful lives using straight line methods of depreciation for book purposes and accelerated methods of depreciation for income tax purposes.

Revenue Recognition

Royalty fees and advertising fund fees are a percentage of franchisees weekly gross receipts, as defined in the franchise agreement. These fees are recognized as income when earned. Revenue from sales of Master Franchise Agreements and Supply and Distribution Agreements is recognized when earned, which generally is when all material services required under the contract have been substantially performed or satisfied by the Company.

Initial franchise fee revenue from franchise sales is recognized when all material services or conditions relating to the sale have been substantially performed or satisfied by the Company. The Company may recognize income before a new store opens if substantial performance exists at the end of the accounting period. After both parties sign the contract, the fee is non-refundable.

The Company also develops certain franchise stores and then sells the store, including all equipment, furnishings, and inventory to new franchisees. Income and expenses related to franchise store development activities are recognized upon the sale of the store to a new franchisee. Income is recognized on a gross basis and expenses are recorded as cost of sales.

See Note G.

Advertising Expenses

The Company expenses advertising costs as incurred. Amounts received for the advertising fund from franchisees are required to be used for advertising by the Company. Amounts on hand from franchisees that not had yet been used for advertising as of December 31, 2006 and 2005 was $-0-.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note B:	NOTES RECEIVABLE

Notes Receivable at December 31, 2006 were as follows:

Master Franchise Agreement-PS Initiatives LLC	$155,000
Supply and Distribution Agreement-Smith & Rubner Inc.	100,000
255,000
Less: current portion	(45,000)
Long-term	$210,000

The note receivable – master franchise agreement, dated December 29, 2006, was for a face amount of $200,000 with a $45,000 down payment and required a payment of $5,000 by January 31, 2007 with future payments that are a percentage of the fees to which the master franchisee earns, beginning with the fourth franchised restaurant, until the principal amount has been paid in full. The note is non-interest bearing and is unsecured.

The note receivable – supply and distribution agreement, dated September 8, 2006, is non-interest bearing and unsecured. The original note was for a face amount of $200,000 with a down payment of $100,000 and requires monthly payments of $1667.67 for 60 months.

Management evaluates collectibility on a regular basis and sets up reserves for uncollectible amounts when it has determined that some or all of a receivable may be uncollectible. At December 31, 2006 management believes that 100% of the notes receivable principal amounts are collectible.

Note C:	PROPERTY AND EQUIPMENT

The Company owns equipment recorded at its cost of $10,054. Depreciation expense for the years ended December 31, 2006 and 2005 was $1,444 and $1,926, respectively.

Note D:	ACCRUED EXPENSES

Accrued expenses at December 31, 2006 and 2005 include amounts owed for payroll to an officer and director of the Company totalling $152,089 and $43,500, respectively.

Note E:	COMMON STOCK

The Company has 100,000,000 shares of $.001 par value common stock authorized and 9,666,000 shares issued and outstanding as of December 31, 2006.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note F:	RELATED PARTY TRANSACTIONS

The Company paid consulting fees totalling $10,000 and $29,700 to Dorothy Cullen, the mother of the Company’s CEO William Cullen,for services rendered in 2006 and 2005, respectively, as an independent contractor relating to the start-up of the franchising operations and the finding of locations for suitable franchised sites.

The Company has also received loans from Dorothy Cullen for working capital. The amounts received are unsecured, due on demand, and non-interest bearing. The totals due under this note payable to Ms. Cullen at December 31, 2006 and 2005 were $43,498 and $26,888, respectively. During 2006, repayments made to Ms. Cullen totalled $16,610.

Note G:	REVENUES AND COST OF SALES

Revenues during the years 2006 and 2005 consisted of the following:

	2006	2005
Gross sales of equipment, inventory, and supplies to franchisees	$243,717	$579,268
Initial franchise and transfer fees	12,500	0
Distributorship	400,000	0
Master franchise fees	121,000	0
Royalties	95,731	73,222
Other	18,626	7,078
Total revenues	$891,574	$659,567

As part of its franchise sales process, the Company regularly will sign a lease, build out a store, supply it with inventory, and then this store to a franchisee. Revenues from the start-up period and the sale of the store to a franchisee are included above. The costs related to the start-up of the store are included in “cost of sales”.

Note H:	INCOME TAXES

For the period ended December 31, 2006, the Company has incurred net losses and, therefore, has no tax liability. The cumulative net operating loss carry-forward is approximately $182,000 and $511,000 at December 31, 2006 and 2005, respectively, and will expire in various amounts through the year 2026. The cumulative net operating loss carry-forward for income tax purposes differs from the cumulative financial statement loss due to timing differences between book and tax reporting.

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

	2006	2005
Deferred tax asset attributable to:
Net operating loss carryover	$61,500	$173,700
Valuation allowance	0	(173,700)
Net deferred tax asset	$61,500	$—

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note I:	FRANCHISES IN OPERATION

The franchise activity for the year ended December 31:

	2006	2005
Operating at beginning of year	8	5
Franchises opened	4	3
Franchises closed	0	0
Operating at December 31	12	8

Note J:	RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

Note K:	OPERATING LEASE

The company is a party to a 60 month lease for office space at December 31, 2006 that expires November 30, 2011 and which requires monthly rental payments totalling $5,739.90 per month during the first twelve months and with annual increase. Rent to be paid under this lease in the future is summarized as follows:

2007	$69,038
2008	70,949
2009	72,937
2010	75,004
2011	70,554
Total	$358.482

Note L:	INTELLECTUAL PROPERTY RIGHTS

The Company has acquired the domain name www.powersmoothie.com as well as various trademarks for the name Power Smoothie. The Company has also applied for a trademark with the U.S. Patent and Trademark Office for the logo for Power Smoothie Cafe.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

(A FLORIDA CORPORATION)

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2007

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

BALANCE SHEET

AS OF MARCH 31, 2007

(Unaudited)

2007

ASSETS

Current Assets
Cash	$3,029
Accounts Receivable, Net	44,419
Notes Receivable	175,000
Deferred Income Tax	34,000
Total Current Assets	256,488

Property and Equipment, Net	4,400

Other Assets
Notes Receivable	204,999
Security Deposit	1,599
Trademarks	5,000
Total Other Assets	211,598

TOTAL ASSETS	$472,446

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accrued Expenses	$223,359
Notes Payable – Related Party	55,498
Total Liabilities	278,857

STOCKHOLDERS’ EQUITY
Common Stock – 100,000,000 Shares Authorized; $.001 Par Value; 9,666,000 Shares Issued and Outstanding	9,666
Additional Paid-in Capital	426,334
Accumulated Deficit	(242,411)
Total Stockholders’ Equity	193,589

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$472,446

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(Unaudited)

2007

Gross Sales	$285,440

Cost of Sales	83,000

Gross Profit	202,440

Operating Expenses	120,074

Operating Income	82,366

Provision for Corporate Income Taxes	27,500

Net Income	$54,866

Weighted Average Number Of Shares Outstanding	9,666,000
Net Income Per Share	$.01

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

AS OF MARCH 31, 2007

(Unaudited)

			Additional
	Common Stock		Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Beginning Balance,
January 1, 2007	9,666,000	$9,666	$426,334	$(297,277)	$138,723

Net Income for the
Three Months Ended
March 31, 2007	—	—	—	54,866	54,866

Ending Balance,
March 31, 2007	9,666,000	$9,666	$426,334	$(242,411)	$193,589

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(Unaudited)

2007

Cash Flows from Operating Activities:
Net Income for the Period	$54,866

Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation	380
Changes in Assets and Liabilities
(Increase) in Accounts Receivable	(21,844)
(Increase) in Notes Receivable	(124,999)
Decrease in Deferred Income Tax	27,500
Increase in Accrued Expenses	4,182
Net Cash Used in Operating Activities	59,915

Cash Flows from Financing Activities:
Loans from Related Party	12,000

Net (Decrease) in Cash and Cash Equivalents	(47,915)

Cash and Cash Equivalents – Beginning	50,944

Cash and Cash Equivalents – Ending	$3,029

Supplemental Cash Flow Information:
Cash Paid for Interest	$0
Cash Paid for Income Taxes	$0

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited)

Note A:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Power Smoothie Café Franchising Inc., a Florida Corporation, (the Company) is presented to assist in understanding the company’s financial statements. The financial statements and notes are representations of the company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied to the preparation of the financial statements.

Nature of Operations

The Company was incorporated on October 21, 2002 and is based in Coral Springs, Florida. The Company provides worldwide franchise opportunities in relation to the establishment and operation of a quick service restaurant franchised business that serves a diversified menu including smoothies, wraps, salads, and sandwiches. The Company provides technical assistance in the establishment, business management and products within the framework of a franchise agreement. The Company’s year-end is December 31st.

Nature of Significant Initial Services

When a franchise is purchased, the Company agrees to provide certain services to the new franchisee.

Among the services provided by the Company are assistance with site selection and store design, assistance with initial inventory purchases, and training. If requested by the franchisee in writing, the Company will provide the new franchisee recommendations on the quantity, type, and sources for the equipment needed to operate the store.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. Revenues are recognized as income when earned and expenses are recognized when they are incurred. Significant categories of costs include wages, consulting expenses, legal and professional fees, and rent and are recorded as expense when the expense is incurred.

Cash and Cash Equivalents

The Company considers cash on hand, cash in banks, certificates of deposit, time deposits, and U.S. government and other short-term securities with maturities of three months or less when purchased as cash and cash equivalents.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited)

Note A:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

The Company’s capital assets have been capitalized and are being depreciated over their estimated useful lives using straight line methods of depreciation for book purposes and accelerated methods of depreciation for income tax purposes.

Revenue Recognition

Royalty fees and advertising fund fees are a percentage of franchisees weekly gross receipts, as defined in the franchise agreement. These fees are recognized as income when earned. Revenue from sales of Master Franchise Agreements and Supply and Distribution Agreements is recognized when earned, which generally is when all material services required under the contract have been substantially performed or satisfied by the Company.

Initial franchise fee revenue from franchise sales is recognized when all material services or conditions relating to the sale have been substantially performed or satisfied by the Company. The Company may recognize income before a new store opens if substantial performance exists at the end of the accounting period. After both parties sign the contract, the fee is non-refundable.

The Company also develops certain franchise stores and then sells the store, including all equipment, furnishings, and inventory to new franchisees. Income and expenses related to franchise store development activities are recognized upon the sale of the store to a new franchisee. Income is recognized on a gross basis and expenses are recorded as cost of sales.

See Note G.

Advertising Expenses

The Company expenses advertising costs as incurred. Amounts received for the advertising fund from franchisees are required to be used for advertising by the Company. Amounts on hand from franchisees that not had yet been used for advertising as of March 31, 2007 was $-0-.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited)

Note B:	NOTES RECEIVABLE

Notes Receivable at March 31, 2007 were as follows:

Master Franchise Agreement-PS Initiatives LLC	$150,000
Supply and Distribution Agreement-Smith & Rubner Inc.	94,999
Sale of Developed Store-Abdul Bhegani	130,000
374,999
Less: current portion	(170,000)
Long-term	$204,999

The note receivable – master franchise agreement, dated December 29, 2006, was for a face amount of $200,000 with a $45,000 down payment and required a payment of $5,000 by January 31, 2007 with future payments that are a percentage of the fees to which the master franchisee earns, beginning with the fourth franchised restaurant, until the principal amount has been paid in full. The note is non-interest bearing and is unsecured.

The note receivable – supply and distribution agreement, dated September 8, 2006, is non-interest bearing and unsecured. The original note was for a face amount of $200,000 with a down payment of $100,000 and requires monthly payments of $1667.67 for 60 months.

The note receivable – sale of developed store, dated March 12, 2007, had an original face amount of $205,000 and required a $75,000 down payment, an additional $75,000 when permits are issued, and remaining payments upon final inspection of construction and at closing. The note is non-interest bearing and is unsecured.

Management evaluates collectibility on a regular basis and sets up reserves for uncollectible amounts when it has determined that some or all of a receivable may be uncollectible. At March 31, 2007 management believes that 100% of the notes receivable principal amounts are collectible.

Note C:	PROPERTY AND EQUIPMENT

The Company owns equipment recorded at its cost of $10,054. Depreciation expense for the three months ended March 31, 2007 was $380.

Note D:	ACCRUED EXPENSES

Accrued expenses at March 31, 2007 include amounts owed for payroll to an officer and director of the Company totalling $174,050.

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited)

Note E:	COMMON STOCK

The Company has 100,000,000 shares of $.001 par value common stock authorized and 9,666,000 shares issued and outstanding as of March 31, 2007.

Note F:	RELATED PARTY TRANSACTIONS

The Company has received loans from Dorothy Cullen, the mother of the Company’s CEO William Cullen, for working capital. The amounts received are unsecured, due on demand, and non-interest bearing. The total due under this note payable to a related party at March 31, 2007 was $55,498. During the three months ended March 31, 2007, loans to the Company from Ms. Cullen totalled $12,000.

Note G:	REVENUES AND COST OF SALES

Revenues during the three motnhs ended March 31, 2007 consisted of the following:

Gross sales of equipment, inventory, and supplies to franchisees	$205,000
Royalties	14,316
Other	61,124
Total revenues	$280,440

As part of its franchise sales process, the Company regularly will sign a lease, build out a store, supply it with inventory, and then this store to a franchisee. Revenues from the start-up period and the sale of the store to a franchisee are included above. The costs related to the start-up of the store are included in “cost of sales”.

Note H:	INCOME TAXES

For the periods ended March 31, 2007, the Company has incurred cumulative net losses and, therefore, has no tax liability. The cumulative net operating loss carry-forward is approximately $100,000 at March 31, 2007, and will expire in various amounts through the year 2027. The cumulative net operating loss carry-forward for income tax purposes differs from the cumulative financial statement loss due to timing differences between book and tax reporting.

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

2007
Deferred tax asset attributable to:
Net operating loss carryover	$34,000

POWER SMOOTHIE CAFÉ FRANCHISING, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited)

Note I:	FRANCHISES IN OPERATION

The franchise activity for the three months ended March 31, 2007:

2007
Operating at beginning of year	12
Franchises opened	0
Franchises closed	0
Operating at March 31	12

Note J:	RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

Note K:	OPERATING LEASE

The company is a party to a 60 month lease for office space at March 31, 2007 that expires November 30, 2011 and which requires monthly rental payments totalling $5,739.90 per month during the first twelve months with an annual percentage increase. Rent to be paid under this lease in the future is summarized as follows:

March 31, 2008	$69,516
March 31, 2009	71,448
March 31, 2010	73,452
March 31, 2011	75,536
March 31, 2012	51,312
Total	$358.482

The Company has signed a sub-lease with a tenant under a “Supply and Distribution Agreement” which requires the tenant to pay the Company $4,500 per month in advance on the first day of every month for use of the warehouse space in the facility the Company occupies. The rental rate increase by 4% each year. The term of the rental is 10 years and the Agreement contains a renewal clause. Amounts received under this sub-lease are recorded as a reduction in the Company’s lease expense. For the three months ended March 31, 2007 total rent expense was $17,975 and rent received under the sub-lease was $13,500.

Note L:	INTELLECTUAL PROPERTY RIGHTS

The Company has acquired the domain name www.powersmoothie.com as well as various trademarks for the name Power Smoothie. The Company has also applied for a trademark with the U.S. Patent and Trademark Office for the logo for Power Smoothie Cafe.

PART III

Items 1 and 2. Index to Exhibits and Description of Exhibits.

Exhibit Number	Description of Exhibit

3.1	Certificate of incorporation of the registrant. (1)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Registrant. (1)
3.3	By-Laws of the Registrant. (1)
4.1	Specimen Common Stock Certificate of the Registrant. (1)
10.1	Florida Master Franchise Territory Agreement. (1)
10.2	Texas Master Franchise Territory Agreement. (1)
10.3	Office Lease. (1)
10.4	Employment Agreement with William Cullen. (1)
23.1	Consent of Ronald N. Silberstein, C.P.A., P.L.L.C. *
21.1	List of Subsidiaries of Registrant (1)
99.1	Confidential Private Offering Memorandum. (1)

____________

* filed herewith

(1) previously filed with Form 10-SB on July 9, 2007 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on September 10, 2007.

POWER SMOOTHIE CAFE FRANCHISING, INC.

By:	/s/ William Cullen
William Cullen
Chief Executive Officer

By:	/s/ William Cullen
William Cullen
Chief Financial Officer